Exhibit 99.1

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

February 10, 2022
Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of InMode Ltd. (the “Company”), to be held on Monday, April 4, 2022, beginning at 17:00, Israel time, at the offices of the Company located at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Company’s notice of the Meeting, as published on February 10, 2022, and the proxy statement (“Proxy Statement”) included within the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on February 25, 2022, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

The Company's board of directors recommends a vote “FOR” each of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date, and mail the enclosed proxy card by means of the envelope provided, or otherwise vote by telephone or over the internet in accordance with the instructions given in your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

Tel: +972-4-909-6313

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 4, 2022

Notice is hereby given to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the annual general meeting of its shareholders (the “Meeting”) to be held on Monday, April 4, 2022, at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Meeting is being called for the following purposes:

(1)          to re-elect each of Mr. Moshe Mizrahy and Dr. Michael Kreindel to serve as a Class III director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2025 and until their respective successors are duly elected and qualified, or until such individual's earlier resignation or retirement; and

(2)          to approve an increase in the number of the Company's authorized ordinary shares and authorized share capital, and to amend and restate the Articles of Association of the Company to reflect such increase.

(3)          to approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PwC, as the Company’s independent auditors for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023.

(4)          to approve the grant to each of our following directors: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, of 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 6,000 restricted share units, half of which shall vest on December 31, 2022, and the remaining half shall vest on December 31, 2023.

The Board recommends that the shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

In addition, shareholders attending the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, it is intended that the persons designated as proxies will vote upon such matters in accordance with their best judgment and the interest of the Company.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least 1% (one percent) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting in accordance with Section 66(b) of the Companies Law, no later than February 17, 2022, and for all other agenda items, no later than February 13, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than February 24, 2022 with respect to proposed additional agenda items in accordance with Section 66(b) of the Companies Law, and no later than February 20, 2022 with respect to all other proposed additional agenda items.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company, constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to Monday, April 11, 2022, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his/her/it shares) will constitute a quorum.

Only shareholders of record at the close of business on Friday, February 25, 2022, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

Approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about March 7, 2022, to all shareholders entitled to participate in and vote at the Meeting. Such proxy statement will also be publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.inmodemd.com. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder that enabled you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on any, some or all agenda items for the Meeting, either via mail to the Company’s offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, no later than March 27, 2022. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

February 10, 2022

- ii -

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel
Tel: +972-4-909-6313

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on Monday, April 4, 2022, beginning at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, February 25, 2022, the record date for the Meeting (the “Record Date”).

The Proxy

Each of Moshe Mizrahy and Yair Malca may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company's transfer agent, American Stock Transfer & Trust Company, or to the Company by mail at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the Nasdaq Global Select Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered to the Company's transfer agent, American Stock Transfer & Trust Company, or by mail to the Company at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, before midnight on the night prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting, or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on Friday, February 25, 2022, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name”. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of January 25, 2022, there were 83,241,221 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s articles of association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time designated for the Meeting, the Meeting will stand adjourned to Monday, April 11, 2022, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association (the “Adjourned Meeting”). At such Adjourned Meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum. Any reference in this Proxy Statement to the term Meeting shall include the term “Adjourned Meeting” for all purposes.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

The Board recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investors section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold the Company's ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company's legal counsels, based on the information provided by the Company's transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be publicly filed with the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers, employees and agents of the Company may solicit proxies from shareholders by telephone, emails, personal interview or otherwise. Such directors, officers, employees and agents will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company has retained the services of Georgeson LLC, to assist in the solicitation of proxies. The costs for such services, in the estimated amount of US $13,500 plus telephone solicitation fees and reimbursement of expenses, will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

If you have questions about this Proxy Statement or the Meeting, please contact our proxy solicitor Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, U.S.A, by telephone (toll-free) at 888-613-9817 (shareholders, banks and brokers) and +1 781-575-2137 (international number).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual Meeting of Shareholders and this Proxy Statement are available at the Investors section of our Company’s website at www.inmodemd.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to the Company's executive officers during or with respect to the year ended December 31, 2021, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on February 10, 2022, and is accessible through the Company’s website at www.inmodemd.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares as of December 31, 2021, by:

•	each of the Company's directors and executive officers;

•	all of the Company's executive officers and directors collectively as a group; and

•	each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of the Company's ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, RSUs or warrants that are currently exercisable or exercisable within 60 days as of December 31, 2021, if any, to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 82,978,115 ordinary shares outstanding (excluding treasury shares) as of December 31, 2021, according to our transfer agent, and 111,164 ordinary shares exercisable within 60 days of December 31, 2021, owned by the above beneficial owners.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of the Company's shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o InMode Ltd., Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage of Ordinary Shares
5% or Greater Beneficial Owners (other than Directors and Executive Officers)
BoomerangFX International SRL (1)	8,123,440	9.78%
Directors and Executive Officers
Dr. Michael Kreindel(2)	3,464,762	4.17%
Moshe Mizrahy(2)	2,006,030	2.41%
Dr. Hadar Ron(3)	97,030	*	%
Bruce Mann(4)	71,940	*	%
Dr. Michael Anghel(5)	31,000	*	%
Yair Malca(6)	59,164	*	%
Shakil Lakhani(7)	16,500	*	%
Total for all Directors and Executive Officers as a Group (7 persons)	5,746,426	6.92%

*	Represents beneficial ownership of less than one (1%) percent.

(1)
BoomerangFX International SRL, a Barbados society with restricted liability (“BoomerangFX”), directly owned 8,123,440 ordinary shares of the company.  BoomerangFX is a wholly owned direct subsidiary of I.V.C. Enterprises SRL, a Barbados society with restricted liability (“IVC”), which is a wholly owned direct subsidiary of NEV Property Investments SRL, a Barbados society with restricted liability (“NEV”).  NEV is 100% owned by Dr. Stephen Mulholland (together with NEV, IVC and BoomerangFX, the “Reporting Persons”).  Although the ordinary shares are directly owned by BoomerangFX, each of the Reporting Persons may be deemed to beneficially own such ordinary shares. The address for each of the reporting persons is #15 Maxwell Main Road, Christ Church, Barbados BB15042. The beneficial ownership in its entirety is owned as ordinary shares.

(2)	The beneficial ownership in its entirety is owned as ordinary shares.

(3)
Dr. Hadar Ron's beneficial ownership consists of: (i) 66,030 ordinary shares, (ii) options to purchase 30,000 ordinary shares, exercisable within 60 days of December 31, 2021, and (iii) 1,000 RSUs, exercisable within 60 days of December 31, 2021.

(4)	Mr. Bruce Mann's beneficial ownership consists of: (i) 70,940 ordinary shares, and (ii) 1,000 RSUs, exercisable within 60 days of December 31, 2021.

(5)
Mr. Michael Anghel's beneficial ownership consists of: (i) options to purchase 30,000 ordinary shares, exercisable within 60 days of December 31, 2021, and (ii) 1,000 RSUs, exercisable within 60 days of December 31, 2021.

(6)
Mr. Yair Malca's beneficial ownership consists of: (i) 27,500 ordinary shares, (ii) options to purchase 16,664 ordinary shares, exercisable within 60 days of December 31, 2021, and (iii) 15,000 RSUs, exercisable within 60 days of December 31, 2021.

(7)	Mr. Shakil Lakhani's beneficial ownership consists of 16,500 RSUs, exercisable within 60 days of December 31, 2021.

BACKGROUND FOR ELECTION OF DIRECTORS

Under the Company's Articles of Association, the number of directors on the Company’s Board is fixed at not less than three (3) and not more than seven (7) members, including External Directors (if any were elected). The minimum and maximum number of directors who could be appointed may be changed, at any time and from time to time, by a resolution adopted at the general meeting of the shareholders by a special majority of 2/3 of the votes cast excluding abstaining votes. Currently, there are five (5) directors serving on the Board.

Pursuant to the most recent resolution of the shareholders of the Company, our directors are divided into three classes set forth in the Company’s Articles of Association, as follows:

(i)	the Class I director is Dr. Hadar Ron, and her term will expire at the annual general meeting of the shareholders to be held in 2023 and when her successor is elected and qualified;

(ii)
the Class II directors are Dr. Michael Anghel and Mr. Bruce Mann, and their terms will expire at the annual general meeting of the shareholders to be held in 2024 and when their successors are elected and qualified; and

(iii)	the Class III directors are Mr. Moshe Mizrahy and Dr. Michael Kreindel, and their terms will expire at the Meeting and when their successors are elected and qualified.

Pursuant to our Articles of Association, the term of office of the Class III directors, Mr. Moshe Mizrahy and Dr. Michael Kreindel, expires at the Meeting. Any director whose term has expired may be re-elected to the Board except as provided by applicable law.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our board of directors will consist of five (5) members, three (3) of whom will be independent under the Nasdaq rules. Specifically, our board of directors determined that Dr. Hadar Ron, Dr. Michael Anghel and Mr. Bruce Mann meet the independence standards under the Nasdaq rules. In reaching this conclusion, the board of directors evaluated the relationships between the Company and each of these directors and determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with the Company do not impair their independence.

In accordance with the exemptions available to foreign private issuers under Nasdaq rules, we are not required to follow the requirements of Nasdaq rules with regard to the process of nominating directors. Instead, we are following Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election or re-election.

At the Meeting, the shareholders will be asked to re-elect Mr. Moshe Mizrahy and Dr. Michael Kreindel as Class III directors, following their nomination by our Compensation, Nominating and Corporate Governance Committee and our board of directors.

Under the Company’s Articles of Association, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles of Association, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE
RE-ELECTION OF CLASS III DIRECTORS

Background

Our board of directors and compensation, nominating and corporate governance committee have nominated the currently serving Class III directors, Mr. Moshe Mizrahy and Dr. Michael Kreindel, for re-election, and our shareholders are being asked to re-elect at the Meeting, each of Mr. Moshe Mizrahy and Dr. Michael Kreindel, to serve as a Class III director of the Company, for an additional term commencing on the date of the Meeting until the annual general meeting of shareholders to be held in 2025.

Each of Mr. Moshe Mizrahy and Dr. Michael Kreindel has consented to being named in this Proxy Statement and has informed us that he is willing to continue serving as a director if re-elected.

In accordance with the Companies Law, each of Mr. Moshe Mizrahy and Dr. Michael Kreindel has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

If re-elected pursuant to this proposal, each of Mr. Moshe Mizrahy and Dr. Michael Kreindel will continue to be party to an indemnification agreement and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which were entered into in connection with the consummation of our initial public offering and listing on the Nasdaq Stock Market. Each of Mr. Moshe Mizrahy and Dr. Michael Kreindel will also continue to be insured under the Company’s directors’ and officers’ insurance coverage policy in effect from time to time, which provides coverage for all directors and other officers of the Company.

In addition, if re-elected pursuant to this proposal, each of Mr. Moshe Mizrahy and Dr. Michael Kreindel will continue to receive cash participation compensation and annual compensation in accordance with the Israeli Companies Law Regulations (Reliefs to Public Companies which Shares are Traded on an Exchange Outside of Israel), 5760-2000, with reference to the Israeli Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and in accordance with our Compensation Policy.

At the Meeting, the shareholders will be asked to re-elect each of Mr. Moshe Mizrahy and Dr. Michael Kreindel to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2025. If re-elected, and as approved by our board of directors, Mr. Moshe Mizrahy is expected to continue serving as the chairman of our board of directors.

Set forth below is information about the nominees, Mr. Moshe Mizrahy and Dr. Michael Kreindel, including age, positions held, principal occupation, business history and experience as director:

Moshe Mizrahy (Age 69). Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer and Chairman of the board of directors since inception. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd., an international medical aesthetic consumer devices company active in the home use market, and is currently the chairman of its board since 2007. In addition to Home Skinovations Ltd., Mr. Mizrahy currently sits on the board of directors of the following companies: SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., O.B. - Tools Ltd., Urifer Ltd., Easy Notes Ltd., Escape Rescue Systems Ltd., New Forest Wood Products (2012) Ltd., Med Smart Hub Ltd., Ivy Diagnostics (2021) Ltd., M.N. Business Strategy Ltd., Himalaya Family Office Advising Ltd., and Polimer Logistics (Israel) Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.

Dr. Michael Kreindel (Age 55). Dr. Michael Kreindel co-founded the Company in 2008 and has served as our Chief Technology Officer since inception. Dr. Kreindel became a director for the Company in August 2019. He previously was a co-founder of, and served as CTO of, Syneron Medical Ltd. from 2001 to 2007. Dr. Kreindel has a Ph.D. in physics and mathematics, and also graduated as an engineer and physicist in experimental and theoretical nuclear physics from Ural Politechnical Institute, Russia.

Proposed Resolutions

We are therefore proposing to adopt the following resolutions:

“RESOLVED, to re-elect Mr. Moshe Mizrahy to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified, or until his earlier resignation or retirement”.

“RESOLVED, to re-elect Dr. Michael Kreindel to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified, or until his earlier resignation or retirement”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolutions.

PROPOSAL TWO

INCREASE IN THE COMPANY’S SHARE CAPITAL AND CORRESPONDING AMENDMENT TO
ARTICLE 5 OF THE COMPANY’S ARTICLES OF ASSOCIATION

Our Company's authorized share capital is currently NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, par value NIS 0.01 per share. As of December 31, 2021, we had approximately 11,263,350 authorized ordinary shares remaining available for future issuance, which number excludes a share reserve issuable under our 2018 Incentive Plan free pool of shares and outstanding options and RSUs, whether vested or not, under the Company's incentive plans.

Under the Companies Law, a company may not issue shares in excess of its registered share capital.

The Board believes that the amount of remaining available share capital does not provide our Company with sufficient flexibility for future financial and capital requirements and needs as they arise, or for our pursuit of other business opportunities and other bona fide corporate purposes. In order to take proper advantage of propitious market conditions or to pursue such other opportunities, our Board recommends that we increase the number of Ordinary Shares that we are authorized to issue by 400,000,000 from 100,000,000 Ordinary Shares to 500,000,000 Ordinary Shares, and correspondingly increase the authorized share capital of our Company from NIS 1,000,000 to NIS 5,000,000, which increase shall be effected via the adoption of an amendment to Article 5 of our Articles of Association, which sets forth our Company's authorized share capital.

In addition to potential issuance in equity financings, acquisitions or other potential transactions, the additional Ordinary Shares would also be available for us for share dividends or splits should our Board decide that, in light of market conditions then prevailing, such measures would broaden the public ownership of, and enhance the market for, our Ordinary Shares. The additional shares would generally be available for issuance for these and other purposes at the discretion of the Board without, in most cases, the delays and expenses attendant to obtaining further shareholders' approval. To the extent required by the Companies Law or the NASDAQ Listing Rules, we would, nevertheless, solicit shareholders' approval in the event that we propose to issue Ordinary Shares in connection with a merger, significant acquisition or significant private placement.

Adoption of an amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of our existing shareholders.

 Therefore, we propose to increase the Company’s authorized share capital from NIS 1,000,000 consisting of 100,000,000 ordinary shares of a nominal value of NIS 0.01 each, to NIS 5,000,000 consisting of 500,000,000 ordinary shares of nominal value NIS 0.01 each.

If the above proposed increase in the Company’s authorized share capital is approved by the shareholders of the Company, then Article 5 of the Articles of Association of the Company shall be amended effective as of the date of the Meeting to read as follows:

“The authorized share capital of the Company shall consist of NIS 5,000,000 divided into 500,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Shares”).

The Shares shall rank pari passu in all respects. The Shares may be redeemable to the extent set forth in Article 13.”

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, that the Company’s authorized share capital be increased from NIS 1,000,000 divided into 100,000,000 Ordinary Shares of a nominal value of NIS 0.01 each to NIS 5,000,000 divided into 500,000,000 Ordinary Shares of a nominal value of NIS 0.01 each, and that Article 5 of the Company’s Articles of Association be amended accordingly.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolutions.

PROPOSAL THREE

RE-APPOINTMENT OF AUDITORS
Background

Kesselman & Kesselman Certified Public Accounts, a member of PWC, (“PwC”), currently serves as our independent registered public accounting firm and audited our financial statements for the year ended December 31, 2021. PwC has served as our auditors since our inception in 2008. PwC does not have and has not had any financial interest, direct or indirect, in our Company, and does not have and has not had any connection with our Company except in its professional capacity as our independent auditors.

Our audit committee and board of directors have authorized and approved the appointment of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting. Our audit committee and board of directors believe that the appointment of PwC as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

Our Audit Committee, in accordance with our charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided to our independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of PwC, as the Company’s independent auditors for the year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023.

Information on fees paid to the Company's independent public accountants may be found in Item 16C of the Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on February 10, 2022.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PWC, as the Company’s independent auditors for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS
TO DR. MICHAEL ANGHEL, MR. BRUCE MANN AND DR. HADAR RON

Background

Under Israeli law, any arrangement between a public company and its Directors as to the terms of service require the approval of the compensation committee, board of directors and holders of a majority of the voting power represented at the general meeting in person or by proxy or written ballot and voting thereon.

The Proposed grant is in compliance with the Company’s Compensation Policy, as amended.

Following the approval of our compensation committee, our Board has approved to grant to each of the following non-executive directors: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 6,000 restricted share units, half of which shall vest on December 31, 2022, and the remaining half shall vest on December 31, 2023, subject to their continued services on the date of vesting.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 6,000 restricted share units, half of which shall vest on December 31, 2022, and the remaining half shall vest on December 31, 2023, subject to their continued services on the date of vesting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on February 10, 2022, and other filings with the SEC, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at www.inmodemd.com. Shareholders may obtain a copy of these documents without charge at www.inmodemd.com.

          The Company is subject to the information reporting requirements of the Exchange Act, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those rules.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

February 10, 2022

INMODE LTD

Proxy for Annual General Meeting of the Shareholders on April 4, 2022
Solicited on Behalf of the Board of Directors

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

April 4, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Proxy Statement and Proxy Card are available at https://astproxyportal.com/ast/22993
Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030030030030030000 6	040422

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

		FOR	AGAINST	ABSTAIN
1a.	To re-elect Mr. Moshe Mizrahy to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

		FOR	AGAINST	ABSTAIN
1b.	To re-elect Dr. Michael Kreindel to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

		FOR	AGAINST	ABSTAIN
2.	That the Company’s authorized share capital be increased from NIS 1,000,000 divided into 100,000,000 Ordinary Shares of a nominal value of NIS 0.01 each to NIS 5,000,000 divided into 500,000,000 Ordinary Shares of a nominal value of NIS 0.01 each, and that Article 5 of the Company’s Articles of Association be amended accordingly.

		FOR	AGAINST	ABSTAIN
3.	To approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PWC, as the Company’s independent auditors for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023.

		FOR	AGAINST	ABSTAIN
4.	To approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 6,000 restricted share units, half of which shall vest on December 31, 2022, and the remaining half shall vest on December 31, 2023, subject to their continued services on the date of vesting.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

April 4, 2022

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at https://astproxyportal.com/ast/22993
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030030030030030000 6	040422

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

		FOR	AGAINST	ABSTAIN
1a.	To re-elect Mr. Moshe Mizrahy to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

		FOR	AGAINST	ABSTAIN
1b.	To re-elect Dr. Michael Kreindel to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

		FOR	AGAINST	ABSTAIN
2.	That the Company’s authorized share capital be increased from NIS 1,000,000 divided into 100,000,000 Ordinary Shares of a nominal value of NIS 0.01 each to NIS 5,000,000 divided into 500,000,000 Ordinary Shares of a nominal value of NIS 0.01 each, and that Article 5 of the Company’s Articles of Association be amended accordingly.

		FOR	AGAINST	ABSTAIN
3.	To approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PWC, as the Company’s independent auditors for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023.

		FOR	AGAINST	ABSTAIN
4.	To approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 6,000 restricted share units, half of which shall vest on December 31, 2022, and the remaining half shall vest on December 31, 2023, subject to their continued services on the date of vesting.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.